TASEKO MINES LIMITED	- 1 -	Information Circular

TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365     Fax: (604)684-8092

INFORMATION CIRCULAR
as at March 1, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual and extraordinary general meeting (the “Meeting”) of its shareholders to be held on April 5, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the “Shares”) held of record by such persons and the Company will reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder’s behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Submitting a proxy by mail or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

The nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

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In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company’s transfer agent, Computershare Investor Services, by fax within North America at (866) 249-7775, outside North America at (416) 263-9524, or by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP

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cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to Computershare Investor Services or to the registered office of the Company at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder’s Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed February 10, 2005 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of February 10, 2005, the Company had outstanding 97,120,453 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company.

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FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended September 30, 2004, with related management discussion and analysis thereof and the report of the auditor will be placed before the Meeting. The audited financial statements with related management discussion and analysis and the report of the auditor were mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

The affirmative vote of a simple majority of the votes cast at the Meeting is required to pass the resolutions described herein, except a special resolution will be required to increase the authorized capital of the Company and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company was set at seven members at the 2004 annual general meeting. As permitted in the Company's articles, two additional members were added during the most recently completed year so the Board currently comprises nine persons. The board proposes that the number of directors be fixed at nine. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at nine which number will continue to be subject to the prerogative of the Board to increase that number by up to three persons in its discretion.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected to fill that director position, until a successor is elected.

The following table and biographical descriptions set out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 10, 2005.

The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

The number of securities beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves as reported by them on the Canadian System for Electronic Disclosure by Insiders, www.sedi.ca.

TASEKO MINES LIMITED	- 5 -	Information Circular

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Securities Beneficially Owned or Controlled
David J. Copeland Director British Columbia, Canada	Since March 1994	420,045 shares 1,180,000 options 122,000 warrants
T. Barry Coughlan Director British Columbia, Canada	Since February 2001	NIL shares 300,000 options
Scott D. Cousens Director British Columbia, Canada	Since October 1992	115,866 shares 780,000 options 200,000 warrants
Robert A. Dickinson Chairman of the Board of Directors British Columbia, Canada	Since January 1991	604,246 shares(1) 500,000 options 250,000 warrants
David Elliott Director British Columbia, Canada	Since July 2004	115,000 shares 100,000 options
Wayne Kirk Director California, USA	Since July 2004	NIL shares 300,000 options
Jeffrey R. Mason Secretary, Chief Financial Officer and Director British Columbia, Canada	Since March 1994	143,345 shares 780,000 options 85,000 warrants
Thomas E. Milner Director British Columbia, Canada	Since March 2003	71,062 shares 780,000 options
Ronald W. Thiessen President, Chief Executive Officer and Director British Columbia, Canada	Since October 1993	283,346 shares 1,180,000 options 220,000 warrants

DAVID J. COPELAND, P.Eng. – Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past 5 years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals

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Corporation, Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Director (February 1995 to August 2002).

T. BARRY COUGHLAN, BA - Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies: Farallon Resources Ltd., Director (March 1998 to present); Great Basin Gold Ltd., Director (February 1998 to present); Quartz Mountain Gold Corp., Director (effective January 2005); Taseko Mines Limited, Director (February 2001 to present); AMS Homecare Inc., Director (November 2001 to November 2004); Casamiro Resource Corp., Director (February 1995 to August 2002); Tri-Alpha Investments Ltd., President, Chief Executive Officer and Director (June 1986 to present); and Icon Industries Ltd., President, Chief Executive Officer and Director (September 1991 to present).

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past 5 years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation, Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past 5 years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004) and Chief Executive

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Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation, Director (June 2004 to present), Chairman (June 2004 to present), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chairman (April 2004 to present), Co-Chairman (November 2001 to April 2004), Chief Executive Officer (May 1997 to November 2001); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

DAVID ELLIOTT, CA – Director

David Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree and acquired a Chartered Accountant designation in 1973 with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar, in 1995. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He has served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis Missouri in 1999, a company which was involved with food distribution as well as manufacturing and distribution of pet and animal feed. For the past 2 years, he has been working with companies developing e-mail and data management services.

Mr. Elliott currently serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association, and of Great Basin Gold Ltd., Taseko Mines Limited and Northern Dynasty Minerals Ltd.

WAYNE KIRK, LLB – Director

Wayne Kirk is an attorney and consultant. He holds an undergraduate degree in economics from the University of California, Berkeley, and a law degree from Harvard University. He was called to the bar in California in 1969. Mr. Kirk was an associate and partner in the San Francisco law firm of Thelen, Marrin, Johnson & Bridges from 1969 until 1992, specializing in corporate and mining law. He was Vice President, General Counsel and Corporate Secretary of Homestake Mining Company from 1992 until Barrick Gold Corporation's acquisition of Homestake in December 2001. Mr. Kirk was a director of Prime Resources Group Inc. (gold mining) (TSX; AMEX) from February 1996 until January 1999. From March 2002 until his retirement in July 2004, he was special counsel to the New York/San Francisco law firm of Thelen Reid & Priest LLP.

Mr. Kirk currently serves on the boards of Great Basin Gold Ltd., Taseko Mines Limited and Northern Dynasty Minerals Ltd.

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following

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comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies, including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past 5 years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation, Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

THOMAS E. MILNER, PEng. – Director

Mr. Milner is a Professional Engineer with a Bachelors degree in Civil Engineering and a Masters Degree in Mining Engineering. He has over 30 years of experience in mine project development and mine operations management in British Columbia and in the Philippines. Mr. Milner has been with the Gibraltar Mine since 1994, and is currently Chief Operating Officer and Director of Gibraltar Mines Ltd., a wholly-owned subsidiary of Taseko Mines Limited, and of Taseko Mines Limited.

RONALD W. THIESSEN, CA – President, Chief Executive Officer, and Director

Ronald W. Thiessen is a Canadian chartered accountant and has for the past several years served as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen provides services to Hunter Dickinson Inc., a company providing management and administrative services to several publicly traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past 5 years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to September 2004), Co-Chairman (September 2004 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation, Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and

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Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

____________
Notes:

(1)	Certain of these Shares are held in the name of United Mineral Services Ltd., a company controlled by Mr. Dickinson.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance refers to the policies and structure of the board of directors of the Company (the “Board”), whose members are elected by and are accountable to the shareholders of the Company. Good corporate governance requires establishing a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management and values of the Company. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making. Regulatory Guidelines require annual disclosure of the Company’s corporate governance system, and where it differs from the Regulatory Guidelines, the differences and the reason for the difference should be explained. The following outlines the Company’s current corporate governance practices with respect to various matters.

Constitution and Functioning of the Board of Directors

The Board is currently comprised of nine directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance of a corporation in the mining industry which has both production and exploration operations.

Under the Guidelines, an “unrelated director” is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director’s ability to act with a view to the best interests of the corporation. Under the Guidelines, a director who is also a member of day-to-day management is a related director.

The Board of Directors has considered the relationship to the Company of each of its nominees for election and has determined that three of the nine proposed directors are independent and “unrelated directors” namely Messrs. Coughlan, Elliott and Kirk. The other six of the directors are considered “related” as they are employed by or provide management services to the Company and its subsidiary, either directly or through Hunter Dickinson Inc. (“HDI”). HDI is a private company owned by nine publicly traded resource companies, all of which are administered by HDI. The senior management of HDI includes Messrs. Thiessen and Mason who are the Company’s Chief Executive and Chief Financial Officer respectively. Given the nature of the Company’s exploration business, which is carried out significantly by third party contractors, none of the officers of the Company can be considered to be employed by the Company on a full-time basis. The Board is satisfied as to the extent of independence of its members.

The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company and that there are sufficient systems and procedures in place to allow the Board with a reasonable degree of independence from day-to-day management.

Mandate of the Board of Directors, its Committees and Management

The Board of Directors is responsible for overseeing the overall management of the Company and for the conduct of the Company’s affairs generally. The Board actively participates in the strategic planning process and is responsible for overseeing management’s day-to-day operation of the Company. The Board is responsible for identifying the principal risks of the Company’s business and ensuring the

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implementation of appropriate systems to manage these risks. The Board looks to senior management to keep it apprised of all significant developments affecting the Company and its operations. All major acquisitions, dispositions and investments, as well as financings and other significant matters outside the ordinary course of the Company’s business, are subject to approval by the Board. The Board is also responsible for succession planning of management, although this is not currently considered to be of singular importance given the relative age of the Company’s current principal operating officers and directors. Finally, the Board is responsible for the implementation of a communication policy for the Company, and for the integrity of the Company’s internal control and management information and public disclosure systems.

The Board and the Chief Executive Officer have not, to date, adopted formal mandates for the Chief Executive Officer since the responsibilities of the office is well understood by both the Board and management. There are no specific mandates for the Board although the Board of Directors has ultimate responsibility for all aspects of the Company.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs receive the approval of the plenary Board of Directors.

Committees

The Board of Directors has established three Committees, each of which is comprised of at least a majority of unrelated directors and all of which Committees have written charters.

Nominating and Governance Committee

The purpose of the Nominating and Governance Committee is to assist the Board in developing and monitoring the Company’s corporate governance policies. It also must generally, identify individuals qualified to become members of the Board, review the size and composition of the Board and its Committees, evaluate the functioning of the Board and its Committees and review director succession planning and shareholder communications. In considering nominees to the Board of Directors, the Committee considers the current composition of the Board and assesses the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate to the Company. New members of the Board are provided, by management, with the necessary information about the Company, its business and the factors that affect its performance. The Committee is also responsible for the Company’s compliance with the Guidelines and for reviewing and approving the annual disclosure relating to the Guidelines. The mandate of the Committee empowers it to retain legal or other advisors at the Company’s expense, including any search firm to be used to identify candidates for nomination as directors, and requires the Committee to evaluate the functioning of the Committee on an annual basis.

The Nominating and Governance Committee currently consists of Messrs. Coughlan, Elliott, Kirk, and Mason, three of whom are unrelated directors.

Audit Committee

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company’s financial, accounting and reporting processes, in particular its financial statements and other relevant public disclosures. It must ensure the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal controls. The Audit Committee is responsible for the retention or termination of the external auditors. The Audit Committee reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response,

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approves all audit engagement fees and terms and pre-approves all audit and permitted non-audit services to be performed by the external auditors.

The Audit Committee also reviews and recommends for approval to the Board the Company’s consolidated financial statements and related management’s discussion and analysis of the annual and quarterly financial and operating results.

The Audit Committee discusses with management the adequacy of the Company’s system of internal accounting and financial controls. The Committee has direct communication channels with the Company’s external auditors and legal advisors. All of the members of the Audit Committee are financially literate as required under Canadian and U.S. securities laws, and one member (Mr. Elliott) has accounting or related financial management expertise. Mr. Elliott holds credentials as a Chartered Accountant in Canada. The Audit Committee is in the process of establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding possibly questionable accounting or auditing matters. The Audit Committee holds periodic meetings with the external auditors without the presence of management. The mandate of the Audit Committee empowers it to retain legal, accounting or other advisors at the Company’s expense, and requires the Audit Committee to evaluate the functioning of the Audit Committee on an annual basis.

The Audit Committee is comprised of Messrs. Coughlan, Elliott, and Kirk, all of whom are unrelated directors.

Compensation Committee

The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving the Company’s compensation and practices and administering the Company’s share compensation plans. The Compensation Committee is also responsible for recommending to the Board candidates for senior executive positions. The Compensation Committee is responsible for reviewing and making recommendations to the Board with respect to compensation for directors, senior management and employees and consultants, including compensation to be paid in consideration of a director acting on a committee, and succession planning for senior executives. When granting stock options, the Compensation Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan. The Compensation Committee reviews the remuneration of the directors at least annually and from time to time to ensure that it properly reflects the responsibilities associated with being an effective director. The Compensation Committee holds regular sessions during which it meets in the absence of management. The mandate of the Compensation Committee empowers it to retain legal or other advisors at the Company’s expense, including compensation consultants and requires the Committee to evaluate the functioning of the Committee on an annual basis.

The Compensation Committee is comprised of Messrs. Coughlan, Elliott, Kirk, and Mason, three of whom are unrelated directors.

Corporate Governance Policies and Procedures

The Board of Directors has tabled a set of Corporate Governance Policies and Procedures, which are currently under review by the unrelated directors, to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities with a view to compliance with the Guidelines. Among other things, the Corporate Governance Policies and Procedures establish procedures for evaluation of members of the Board, corporate information and trading policies, a code of ethics, a business conduct policy for Board and executive members, corporate whistleblower protection for employees who voice concerns over ethical matters, and mandates for the various Committees of the Board.

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These policies are designed to ensure that corporate disclosures are accurately, timely, double-checked and duly authorized. The corporate ethics policy establish high standards for the conduct of management and all employees to ensure that the integrity and reputation of the Company remains paramount in the minds of all Company personnel.

The Company will not tolerate any dishonest or unethical conduct and expects dedication and accountability from every staff member.

Shareholder Feedback and Concerns

The Board has charged its Nominating and Governance Committee with the responsibility of monitoring overall shareholder communications. The Company’s information personnel, Messrs. Shawn Wallace and Scott Cousens (a Director), and their staff, are available at the Company’s offices for communications with shareholders. The Company also regularly supplies shareholders with quarterly and annual financial information and copies of news releases. A number of the Company’s directors are generally also on hand attending at the Company’s offices for purposes of interaction with shareholders and potential investors.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of PO Box 10426, Pacific Centre, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the Audit Committee. Under the Audit Committee charter, the Audit Committee has the authority to appoint or terminate the auditor. The Audit Committee will reconsider the matter prior to the commencement of the audit of the 2005 financial statements.

KPMG LLP are the current auditors of the Company and were first appointed by the directors on November 19, 1999 and confirmed by shareholders on March 20, 2000.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

“Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Ronald W. Thiessen, the Company’s President and Chief Executive Officer, Jeffrey R. Mason, the Company’s Secretary and Chief Financial Officer are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

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Summary Compensation Table
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2004 2003 2002	48,576 37,175 14,463	Nil Nil Nil	Nil Nil Nil	780,000(1) Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer	2004 2003 2002	36,027 28,785 14,463	Nil Nil Nil	Nil Nil Nil	780,000(1) Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)
These options were granted as follows: 280,000 on October 10, 2003 at an exercise price of $0.55 per Share and expire on September 29, 2006; 200,000 May 20, 2004 at an exercise price of $1.36 per Share and expire on September 29, 2006; 300,000 on September 24, 2004 at an exercise price of $1.40 per Share and expire on September 20, 2006.

Long-Term Incentive Plan Awards

Long term incentive plan (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”. LTIP’s do not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended September 30, 2004 were as follows:

Option Grants During the Most Recently Completed Financial Year
NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	280,000 200,000 300,000	3.16 2.26 3.39	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006
Jeffrey R. Mason	280,000 200,000 300,000	3.16 2.26 3.39	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006

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The share options exercised by the Named Executive Officers during the financial year ended September 30, 2004 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial
Year-End Option/SAR Values
NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	400,000	360,000	780,000 / 0	534,600 / NA
Jeffrey R. Mason	400,000	775,200	780,000 / 0	534,600 / NA

No share options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

Each director of the Company, whether or not an executive officer, is paid an annual director’s fee of $2,400 and an additional fee of $600 for each meeting of directors attended. Each director who is a member of a committee receives $2,400 for each committee of which he or she is a member and an additional fee of $600 for each committee meeting attended.

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The following directors received options under the Company’s share option plan in their capacity as a director during the financial year ended September 30, 2004:

Option Grants During the Most Recently Completed Financial Year
Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David J. Copeland	280,000 200,000 300,000	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006
T. Barry Coughlan	50,000 100,000 100,000	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006
Scott D. Cousens	280,000 200,000 300,000	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006
Robert Dickinson	280,000 200,000 300,000	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006
David Elliott	200,000 100,000	$1.36 $1.40	$1.36 $1.40	September 29, 2006 September 20, 2006
Wayne Kirk	200,000 100,000	$1.36 $1.40	$1.36 $1.40	September 29, 2006 September 20, 2006
Jeffrey R. Mason	280,000 200,000 300,000	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006
Thomas E. Milner	280,000 200,000 300,000	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006
Ronald W. Thiessen	280,000 200,000 300,000	$0.55 $1.36 $1.40	$0.55 $1.36 $1.40	September 29, 2006 September 29, 2006 September 20, 2006

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2004 Share Option Plan (the “Plan”) which was approved by shareholders on March 25, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Compensation Committee of the Board of Directors. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares. All options expire on a date not later than 10 years after the date of grant of such option.

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Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	8,018,700	$1.14	1,704,595
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,018,700	$1.14	1,704,595

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2004, or has any interest in any material transaction in the current year other than as set out herein.

Directors and officers of the Company may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of the Company may be presented, from time to time, with situations which give rise to an apparent conflict of interest. In any conflict situation, the interested director should abstain from voting on resolutions of the Board of Directors in order to have the matter resolved by a disinterested Board, or the transaction in respect of which the financial interest pertains may be presented to the shareholders of the Company for ratification. In any event, the directors of the Company must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of the Company, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of the Company.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

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PARTICULARS OF MATTERS TO BE ACTED UPON

1.        Increase of Authorized Capital and Removal of Certain Corporate Law Provisions

On March 29, 2004 the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006.

On March 30, 2004, the directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized capital. Management of the Company wishes to take advantage of this provision as it will permit further equity investment in the Company.

The alteration of the capital of the Company requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolutions in order to alter the Notice of Articles of the Company:

“Resolved, as special resolutions, that:

1.	the maximum number of shares that the Company is authorized to issued be eliminated by providing that the Company is authorized to issue an unlimited number of Common shares without par value;

2.	the Notice of Articles of the Company be altered accordingly.

The Board of Directors recommends that shareholders vote in favour of the special resolutions. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

Under the BCA, every "pre-existing company" remains subject to certain "Pre-existing Company Provisions" contained in the BCCA unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

•
The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

•	A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if deemed advisable to pass, without or with out amendment, the following special resolution:

TASEKO MINES LIMITED	- 18 -	Information Circular

Resolved, as a special resolution, that:

1.	the Pre-Existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia) be removed and no longer be applied to the Company;

2.
the President or any one director of the Company be authorized to instruct its agents to file a notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment;

3.	the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office; and

4.
the directors of the Company be authorized at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders.”

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.”

2.        Adoption of New Articles

The Articles of a company, among other things, set out rules for the conduct of its business and affairs. Because of the enactment of the BCA, it is desirable to update the Company’s Articles (the “New Articles”).

The New Articles in their proposed amended form are available for inspection during regular business hours for the period before the Meeting at the Company’s registered and records office at Suite 1500 – 1055 West Georgia Street, P.O. Box 1117, Vancouver, British Columbia V6E 4N7. They are also described in this Information Circular. The amendments principally reflect the provisions of the BCA that modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the Existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For example, “members” have become “shareholders” and “register of members” has become “central securities register” under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes proposed under the New Articles. These proposed changes include substantive changes and changes that are simply a result of changes under the BCA.

              Borrowing Powers

Under the existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of

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the Company to allow for such guarantees to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

              Share Certificates

Under the existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

              Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The existing Articles provide for the Company to indemnify directors, subject to the provisions of the Former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of the Company;

(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c)	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA, in order to attract the best possible individuals to act.

              Amendment of Articles and Notice of Articles re Share Capital

The new Articles provide that the general authority required to amend all provisions of the Company’s Articles and the Notice of Articles relating to the authorized share structure and the attachment of special rights and restrictions thereto, including any changes therein, is a resolution of directors. Failing the adoption of the new Articles, the BCA provides that such alterations would continue to require a special resolution of shareholders. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special resolution will require a majority of two-thirds rather than three-quarters of the votes cast.

              Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.

              Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and

TASEKO MINES LIMITED	- 20 -	Information Circular

President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices. Management and the board of directors believe that by removing these restrictions the Company will have increased flexibility in meeting its corporate governance obligations.

              Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the BCCA and refer to the provisions contained in the BCA.

Accordingly, shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

“Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia) in the form tabled at the Meeting and that such new form of Articles not take effect until this resolution is deemed to have been delivered to the Company's records office.”

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the resolution being received for filing at the Company's records office.

3.        General Authority to Increase Capitalization

The Company regularly investigates opportunities to acquire assets on advantageous terms and to raise financing in order to maintain sufficient working capital to carry out its business. It expects to undertake one or more financings over the next year.

As of February 10, 2005, the record date for this information circular, the Company’s issued and outstanding share capital was 97,120,453 Shares. The Company proposes that the maximum number of Shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing on April 5, 2005 would not exceed a further 97,120,453 Shares in the aggregate, which is equal to 100% of the Company’s issued and outstanding Shares as at February 10, 2005 (the “Record Date”).

Any private placement exceeding 97,120,453 Shares which is proceeded with by the Company pursuant to the approval being sought at the Meeting will be subject to the additional restrictions that such private placement:

(a)	must be with substantially with parties at arm's-length to the Company;

(b)	will not materially affect control of the Company and will not, with all other shares privately placed during the period, exceed 100% of the issued capital in any event;

(c)	must be completed within a 12 month period following the date shareholder approval is given; and

(d)
must otherwise comply with the private placement pricing rules of the TSX Venture Exchange (the “TSXV”), which currently require that the price per security must not be lower than the closing market price of the Shares on the TSXV on the trading day prior to the date notice of the private placement is given to the TSXV (the “Market Price”) less the applicable discount, as follows:

TASEKO MINES LIMITED	- 21 -	Information Circular

Market Price	Maximum Discount
Up to $0.50	25%
$0.51. to $2.00	20%
above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSXV retains the discretion to decide whether or not a particular private placement is substantially at arm's-length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may need to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Shares, taking into account any Shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, so that securities regulators can be informed that shareholders support management’s initiatives, the Company requests that its shareholders pass an ordinary resolution authorizing such issuance.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

“Resolved, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12 month period commencing April 5, 2005, of such number of securities that would result in the Company issuing or making issuable an amount of common shares up to 100% of the total number outstanding as at February 10, 2005, be approved.”

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the securities regulators may review or delay transactions which result in the issuance or possible issuance of the proposed number of shares or first require specific shareholder approval. Such restriction could impede the Company’s timely access to required funds on asset acquisition opportunities.

4.        Share Option Plan

A number of Shares equal to ten (10%) percent of the issued and outstanding Shares in the capital stock of the Company from time to time is reserved for the issuance of stock options pursuant to the Company’s stock option plan dated March 25, 2004 (the “Plan”). The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSXV. Options may be granted at a discount of up to 15% from prevailing trading prices. The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Company, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than 10 years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company’s stock option plan must have that plan approved at each annual meeting of the shareholders of the listed company. Further, the TSXV requires all listed companies to have a stock option plan if the listed company intends to grant any options. A copy of the

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Plan will be available for inspection at the Meeting and a copy may be obtained by contacting the Secretary of the Company.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“Resolved that the Company’s share option plan, dated for reference March 25, 2004, be ratified and approved.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s audited financial statements for the years ended September 30, 2004 and September 30, 2003 and the accompanying auditor’s report thereon and related management discussion and analysis. Copies of the Company’s most current interim financial statements and related management discussion and analysis, and additional copies of this information circular, may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, March 1, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Ronald W. Thiessen”

Ronald W. Thiessen
President and Chief Executive Officer